[Letterhead of Omega Healthcare Investors, Inc.]

June 10, 2015

via EDGAR and OVernight DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington DC 20549

Attn: Jennifer Monick, Staff Accountant

RE:	Omega Healthcare Investors, Inc. Form 10-K for the Fiscal Year Ended December 31, 2014 Filed February 27, 2015 File No. 001-11316

Ladies and Gentlemen:

On behalf of Omega Healthcare Investors, Inc. (“Omega” or the “Company”), I am responding to the comment received from your office by letter dated June 2, 2015 (the “June Letter”) with respect to the above-referenced Form 10-K (the “Form 10-K”) and in response to our response letter dated May 21, 2015.

I have restated and responded to your comments in the June Letter below. Capitalized terms used in this letter have the meanings ascribed to them in the Form 10-K. All page references (excluding those in the headings and the staff’s comment) refer to the pages of the Form 10-K.

Form 10-K for the fiscal year ended December 31, 2014

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-8

In-Place Leases, page F-10

1.	We note your response to our prior comment three. Please address the following:

a.	Please provide more information regarding how you evaluate items (i) and (ii) noted in your response. Your response should address, but not necessarily be limited to, whether or not you use a threshold in your evaluation. To the extent you use thresholds, please tell us how you concluded that these thresholds are appropriate.

b.	Please tell us how you consider multiple factors in your evaluation. Your response should address, but not be limited to, if you consider all three factors noted in your response for each lease with a below market fixed rate renewal option, or if you only consider one or two of these items in certain circumstances.

U. S. Securities and Exchange Commission

June 10, 2015

c.	Please tell us the potential impact to your financial statements, including the impact from the acquisition of Aviv, if you were to conclude that all below market fixed rate renewal options would be exercised.

 Response:

a.	For each lease we assume through an acquisition of a property, we apply ASC 805-20-25-12 to determine whether the terms of the lease are favorable or unfavorable compared with the market terms of a lease for a similar property at the acquisition date. If the terms are favorable, an above-market lease intangible asset is recorded, and if the terms are unfavorable, a below-market lease liability is recorded. ASC 805-20-25-12 does not provide us with further guidance on how to arrive at the fair value of the above- or below-market lease intangible asset or liability, so we refer to ASC 820 and ASC 840 for the appropriate valuation guidance. We have historically used a discounted cash flow model to estimate the value of all assumed above and below market lease assets or liabilities based on the estimated difference between the projected future market rent and the contractual rent.

ASC 820 provides detailed guidance for using management’s judgment and other market participant considerations in assessing fair value when quoted prices are not available. We have extensive experience in underwriting and negotiating lease terms in the long-term healthcare and senior healthcare markets. Prior to the acquisition of Aviv on April 1, 2015, we had more than 500 facilities under lease, a significant portion of which were acquired from third parties and simultaneously leased to a new lessee, accordingly, no above or below market evaluation was required because no lease was assumed. We leverage our knowledge of acquiring these properties together with the knowledge gained through the countless lease transactions throughout our entire portfolio over the years as well as our understanding of market activities regarding the terms of other transactions that have recently closed in the long-term healthcare and senior housing industry to estimate the projected future market rent.

Primarily all of our existing above and below market leases (with one exception of one below market lease assumed in 2013 which is not material) resulted from our 2009 and 2010 acquisition of a 143 facility portfolio that was comprised of 58 leases, including several master lease agreements that covered multiple facilities. We evaluated each assumed lease individually to determine if it was above or below market. Based on our evaluation, we determined that twenty-four of the assumed leases were below market.

U. S. Securities and Exchange Commission

June 10, 2015

For all leases determined to be below market, we do not use a “bright line” threshold in our evaluation of whether we should include any or all lease extension options in our in-place lease evaluation. We considered each lease individually based on a collective evaluation of the following factors: (i) the significance of the estimated rent differential between projected future market rent and contractual rent, in conjunction with (ii) the time between the acquisition closing date(s) and (iii) lease extension date(s). We also consider the length of the period covered by the lease renewal option as well as the current and expected operating performance of the facility and/or lessee to evaluate the likelihood of their ability to comply with the terms of the lease agreement, including any renewal periods that we may include in our below market lease analysis. We do not believe it is appropriate to limit our analysis to any one factor or using a “bright line” in applying our judgment to evaluate how a market participant would value the in place lease. Accordingly, we believe that a renewal option must be “reasonably assured” of being exercised under ASC 840-10-20 (which defines bargain renewal options).

In every lease we have assumed, the lease agreement requires the lessee to be in compliance with the terms of the lease agreement at the time of the renewal notification in order to extend the lease the additional term; accordingly, evaluating the current and expected operating performance is an important part of the evaluations process we use to determine whether or not to included renewal options in our below market lease evaluation. If we determine the lessee is experiencing or may experience operational issues that could cause them to fail to comply with the lease terms, we would likely excluded any renewal periods. We also consider our history with the operator. We have not typically excluded renewal terms due to operator performance issues in the past, but may do so in the future if we determine it appropriate to do so.

We use this approach because we believe it reflects quantitative and qualitative factors that our tenants typically reference in making renewal decisions.

Example 1:

For example, for a lease assumed with a modest projected below market rent, but a relatively close extension date (i.e., a renewal notification period with in a few years of the acquisition date), we would likely include the first lease extension in our evaluation because it is unlikely that the market conditions between the acquisition date and the renewal notification date would change dramatically enough to change our assumption of projected market rent at the time of the lease renewal notification, however, depending on the renewal terms (including the length of the additional lease term) we may or may not include additional renewals.

U. S. Securities and Exchange Commission

June 10, 2015

Example 2:

Assume the same facts in the previous example. Also assume that the lease includes two 10 year renewal options. As noted above, we may include the first renewal option that was due to be exercised in a few years of the date of acquisition because we would have a higher degree of confidence that the projected future market rent will not change significantly and therefore, believe it is reasonable assured that the renewal option will be exercised. However, it is less likely that we would include the second renewal option in our below market in-place lease evaluation because of the uncertainty regarding market rent more than a decade away.

Example 3:

Assume the same modest projected below market rent, but with a single lease renewal extension notification date that is 10 years from the date of acquisition, we would not include the extension in our evaluation for the same reason noted in example 2 (i.e., the uncertainty regarding market rent a decade away) unless there were other significant indicators present that led us to believe that renewal was reasonably assured.

In summary, to determine whether to include the lease renewal term(s) in our in-place lease evaluations we use all three of the factors collectively as noted above in our evaluation. Depending on the individual facts and circumstances of each lease, we assess whether to include any or all lease renewal periods.

b.	As noted in our response to (a) above, we consider all three factors in our evaluation of each assumed leases.

c.	We closed the Aviv acquisition on April 1, 2015. Due to the timing of the Aviv acquisition, we have not completed our evaluation of our preliminary purchase price accounting, including the determination of assumed below market leases. Accordingly, we are not in a position to estimate the impact of including all of the renewal options for below market leases of Aviv. However, as noted above, we will review each lease individually and include any renewal options that we believe are reasonably assured to be exercised in the lease term.

In response to your request, we quantified the incremental impact to our financial statements if we assumed all below market renewal options for in-place leases assumed in connection with all acquisitions through December 31, 2014. The following table summarizes the incremental impact of including all of the renewal options for below market leases ($ in millions):

U. S. Securities and Exchange Commission

June 10, 2015

Impact on financial statements	Projected incremental below market lease
Increase in acquired lease intangible liabilities	$22.3
Total assets as of December 31, 2014	$4,598.0
% of total assets as of December 31, 2014	0.48%

In addition to the above, we estimate the additional rental income related to amortizing the acquired lease intangible liabilities would have resulted in less than $0.1 million in additional rental income in 2014. The additional rental income if recorded would have been less than 0.01% of our consolidated total operating revenue and net income for the year ended December 31, 2014.

Based on the foregoing, we respectfully represent to the Staff that the projected impact from including all below market renewal options, as opposed to the below market renewal options that we have included in our below market in-place lease analysis, would not have a material impact on our consolidated 2014 financial statements.

*        *        *        *        *

We would respectfully request your prompt consideration of our responses to your comments. We sincerely hope that the staff views our responses as complete and would very much appreciate the staff contacting us as soon as possible by telephone if there are any remaining issues. Please note that because Omega’s Form S-4 (SEC File No. 333-203447) was not declared effective on or before June 8, 2015, Omega is obligated to pay liquidated damages accruing at an annual rate of 0.25% on $250,000,000 of outstanding senior notes until such Form S-4 is declared effective. Accordingly, Omega is committed to promptly addressing any remaining questions you may have so that Omega may promptly request that the Form S-4 be declared effective.

If you have any questions or if we can be of further assistance to you in the review process, please contact me at 410/427-1728 (fax: 410/427-8828), or Eliot W. Robinson of our counsel Bryan Cave LLP at 404/572-6785.

OMEGA HEALTHCARE INVESTORS, INC.

By:	/s/ Michael Ritz
Michael Ritz
Chief Accounting Officer

MDR/dmt

U. S. Securities and Exchange Commission

June 10, 2015

Enclosures

cc:	Thomas Kluck

Rahul Patel

Isaac Esquivel

U.S. Securities and Exchange Commission

Bob Stephenson

Omega Healthcare Investors, Inc.

Eliot Robinson

Terrance A. Childers

Jared Seff

Bryan Cave LLP